May 19, 2005

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
Attention: Michael E. Henderson

Re:	Pac-West Telecomm, Inc. (the “Company”) Form 10-K for the fiscal year ended December 31, 2004, filed March 30, 2005

Dear Mr. Henderson:

             This letter responds to your letter, dated April 21, 2005, relating to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced submission. The responses to the Staff’s comments are numbered to relate to the corresponding comments in the above referenced letter:

Form 10-K for the fiscal year ended December 31, 2004

Item 6. Selected Financial Data, page 24

1.	See footnote 4. Disclose the substantive reasons for you [to] believe the presentation of Adjusted EBITDA provides useful information to investors regarding your capacity to meet your obligations and how you use it as an internal management tool. Also expand your liquidity discussion in your MD&A to discuss Adjusted EBITDA.

             The Company respectfully proposes that it will no longer present Adjusted EBITDA as a financial measure in future filings with the Commission.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Year ended December 31, 2004 Compare[d] to year ended December 31, 2003, page 31

2.	Please tell us the nature of your supplier credits and how you account for them.

             The nature of our supplier credits include (i) invoices paid but formally disputed, and credited at a later point in time upon the subsequent resolution between the Company and the supplier; (ii) invoices paid then credited at a later point in time due to incorrect billing issues discovered after the invoice was paid; (iii) invoice amounts disputed and not paid, then subsequently resolved via negotiation with the supplier; and (iv) volume discount credits.

U.S. Securities and Exchange Commission
May 19, 2005

             We account for supplier credits based upon the nature of the credit received. Supplier credits received for bills paid and then credited, and for volume discounts received upon meeting predetermined volume levels, are recognized in accordance with SFAS No. 5 Accounting for Contingencies as gain contingencies, which are not recorded until realized. The volume discount credits include certain criteria in addition to the minimum purchase volume levels that must be met before the credits are granted to the Company. Accordingly, the Company does not recognize these volume credits until the supplier has notified us that the credit has been approved. Invoice amounts disputed and not paid are treated as loss contingencies under SFAS No. 5, in which the Company records a liability equal to the estimated amount the Company believes is probable to be paid. During the negotiation process to resolve the dispute, the Company monitors its original estimate and refines its estimate by recording a gain or expense as necessary. If the final dispute negotiation results in an amount that differs from the Company’s most recent estimate, the Company records the additional expense or credit when known.

3.	Per page 18, we note that your material active leases expiring between 2006 and 2010. Please tell us the rationale for the changes in useful lives of the leasehold improvements.

             During the first quarter of 2003, the Company changed the estimated useful lives of some leasehold improvements to more closely match the expected terms of the underlying leases. Per page 18, Item 2 of the Company’s Annual Report on Form 10-K, each of the leases associated with our material facilities include options to extend the lease term, which the Company determined in 2003 that it intended to exercise. Therefore, for those facility leases where the option to extend the lease term was expected to be exercised, the Company changed the estimated useful lives of the associated leasehold improvements to match the anticipated total lease term for the related facility, which in some cases is up to 20 years.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

4.	See your line item, “Network expenses.” Please comply with SAB 11(B).

             In future filings the Company will change the line item “Network expenses” to “Network expenses (exclusive of depreciation shown separately below)” to comply with SAB 11(B).

U.S. Securities and Exchange Commission
May 19, 2005

Note 6. Restructuring Charges, page F-17

5.	Tell us what the remaining $.4 million liability related to the Utah facility represents.

             The $0.4 million liability does not relate to the Utah facility. As noted in the last paragraph on page F-17 of the Company’s Annual Report on Form 10-K, there is no remaining accrued restructuring charge for the Utah facility. The remaining $0.4 million restructuring liability is related to estimated rent expense, net of estimated sublease income, for the Company’s sales offices in San Diego and San Francisco, which the Company vacated in 2001. We will clarify this in future filings with the Commission.

Note 16. Unaudited Quarterly Consolidated Financial Data, page F-31

6.	If your gross margin excludes depreciation for your switching equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB 11(B). Revise accordingly.

             As reflected on its Consolidated Statements of Operations on page F-5, the Company does not disclose gross profit based upon industry standards. However, per Item 302(a) of Regulation S-K, companies must furnish the following selected quarterly financial data: net sales, gross profit and per-share amounts of after-tax income (loss) before extraordinary items and the cumulative effects of accounting changes. Hence, the Company disclosed net sales less network expenses for its gross profit. In future filings the Company will not present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB 11(B), and will present income from operations.

*    *    *    *

U.S. Securities and Exchange Commission
May 19, 2005

             In connection with this response to the Commission’s comments to the above-referenced filing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             We sincerely appreciate your timely consideration of these matters. If you or others have any questions or would like more information, please do not hesitate to contact either H. Ravi Brar, Chief Financial Officer of the Company, at (209) 926-3250, or Peggy McGaw, Vice President, Finance.

Very truly yours,
/s/ H. Ravi Brar
H. Ravi Brar
Chief Financial Officer (Principal financial officer)

cc:      Larry Spirgel
           Dean Suehiro